16 April 2015

2015 Annual general meeting

16 April 2015

Jan du Plessis

Chairman

Board of directors

A consistent strategy

Strong financial performance

Delivered underlying earnings of US$9.3 billion
Generated free cash flow of US$14.3 billion
Maintained EBITDA margin at 39%

A business transformed

Since 2012, Rio Tinto has:
reduced costs by US$4.8 billion
released US$2.1 billion in working capital
more than halved capital expenditure to US$8.2 billion
cut net debt almost by half to US$12.5 billion
reduced gearing to a conservative 19 per cent

Delivering shareholder returns

2014 full year dividend increase of 12%
Share buy-back of US$2 billion
Cash returns to shareholders increased by 64%

Active governance

A responsible and transparent business

2014 total global
tax contribution
US$7.1 billion

A further US$1.8
billion of taxes paid on
behalf of employees

Global economic outlook

A strong and resilient future

16 April 2015

Sam Walsh Chief executive

Safety

Focus on value

World-class assets

Our sustainable future

Delivering shareholder value

16 April 2015

Sustainable returns for shareholders

Resolutions 1-18

Resolution 1: Receipt of 2014 Annual Report

Resolution 2: Approval of Remuneration Policy Report

Resolution 3: Approval of the Directors’ Report on Remuneration

Resolution 4: Approval of Remuneration Report

Resolutions 5-16: Election / Re-election of directors

Resolution 17: Re-appointment of auditors

Resolution 18: Remuneration of auditors

R

Resolutions 19-22

Resolution 19: General authority to allot shares

Resolution 20: Disapplication of pre-emption rights

Resolution 21: Authority to purchase Rio Tinto plc shares

Resolution 22: Notice period for general meetings other than annual general meetings

16 April 2015

John Varley Remuneration Committee chairman

Resolutions 2-4

Resolution 2: Approval of Remuneration Policy Report
– (UK law requirement)

Resolution 3: Approval of the Directors’ Report on Remuneration
– (UK law requirement)

Resolution 4: Approval of full Remuneration Report
– (Australian law requirement)

Remuneration policy

Remuneration outcomes

Engaging in dialogue with our shareholders
Linking remuneration with strategy
Aligning interests between shareholders and executives

16 April 2015

2015 Annual general meeting